

Mail Stop 4631

June 17, 2009

<u>Via U.S. mail and facsimile</u>

Mr. John E. Fischer
Vice President and Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530,
Clayton, Missouri 63105

      RE: Form 10-K for the fiscal year ended December 31, 2008
             Form 10-Q for the period ended March 31, 2009
               File No. 1-1070

Dear Mr. Fischer:

      We have reviewed your response letter dated June 11, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies and Estimates

Goodwill, page 36

2. We note your response to comment 4 of our letter dated May 11, 2009. It is not clear
    what consideration you gave to disclosing each of the following items:
    *   Each of the valuation methodologies used to value goodwill, including sufficient
        information to enable a reader to understand how each of the methods used differ,
        the assumed benefits of a valuation prepared under each method, and why
        management selected these methods as being the most meaningful for the
        company in preparing the goodwill impairment analyses;
    *   How you weight each of the methods used, including the basis for that weighting.
        It appears that you use two methods for determining fair value, one of which is
        based on discounted cash flows while the other is based on comparable company
        trading multiples;
    *   A qualitative and quantitative description of the material assumptions used and a
        sensitivity analysis of those assumptions based upon reasonably likely changes;
        and
    *   How the assumptions and methodologies used for valuing goodwill in the current
        year have changed since the prior year highlighting the impact of any changes.
    Please show us in your supplemental response what any revisions will look like.

Financial Statements

Notes to the Financial Statements

Pension Plans and Retirement Benefits, Page 62

3. We note your response to comment 11 of our letter dated May 11, 2009. The
    expected rate of return is developed based on the targeted asset allocation policy in
    effect during the year, long-term expected real returns for each asset class,
    assumptions on inflation, and assumptions regarding additional return to be realized
    by asset class based on active management. The expected rate of return as developed
    is also tested against the historical returns that would have been realized by a
    portfolio containing the expected asset mix and the expected rates of return selected
    by other entities with a similar investment profile. Please help us better understand
    how your consideration of these factors led you to determine that your continued use
    of a 8.5% expected rate of return is appropriate. Refer to paragraph 5(d)(3) of SFAS
    132(R). In this regard, please address the following:
    *   Please address your consideration of each of the above factors as of December 31,
        2007 in determining the expected rate of return for 2008. Your explanation
        should include how you determined that a 8.5% expected rate of return for 2008
        would be appropriate based on your actual and target plan asset allocations as of
        December 31, 2007. Please provide us with a summary of the analysis you

> performed which should include your expected rate of return by each asset category as of December 31, 2007; and

- Please address your consideration of each of the above factors as of December 31, 2008 in determining the expected rate of return for 2009. Your explanation should include how you determined that a 8.5% expected rate of return for 2009 would be appropriate based on your actual and target plan asset allocations as of December 31, 2008. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

4. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Outlook, page 20

5. We note your response to comment 15 of our letter dated May 11, 2009. Please also advise as to what consideration you gave as to whether additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets. Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to inventory, property, plant, and equipment, and goodwill. Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired. For example, you should discuss if prices have also declined for any of the items held in your inventory. Please show us in your supplemental response what any revisions will look like.

Liquidity and Other Financing Arrangements, page 23

6. We note your response to comment 17 of our letter dated May 11, 2009. You believe that you have addressed the significant changes in your sources and uses of cash. In addition to discussing the significant changes in your sources and uses of cash, please

also discuss how you determined that your sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis in light of these changes. Please also disclose if you expect any alternative sources of funding to be available in the future. For example, you should address your consideration of the 184% increase in net cash used in operating activities during the three months ended March 31, 2009 compared to the three months ended March 31, 2008 and the continued weakening chlor alkali demand. Please show us in your supplemental response what any revisions will look like.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-

3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief